# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sportradar Group AG, CIK 0001836470
CUSIP: H8088L103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Feldlistrasse 2, St. Gallen, Switzerland (V8), CH-9000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-034608
Filed by CIK 0001910612

## Reporting persons
- Carsten Koerl: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 80,207,953; shared voting power 0; sole dispositive power 80,207,953; shared dispositive power 0; aggregate amount beneficially owned 80,207,953 (27.1% of the class)

## Item 1. Issuer
Name of issuer: Sportradar Group AG
Address of issuer's principal executive offices: Feldlistrasse 2, CH-9000 St. Gallen, Switzerland

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Carsten Koerl (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland.
Citizenship: The Reporting Person is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person is the beneficial owner of 80,207,953 Class A Ordinary Shares, which consists of (i) 1,840,883 Class A Ordinary Shares held of record by the Reporting Person and (ii) 78,367,070 Class A Ordinary Shares underlying Class B ordinary shares of the Issuer ("Class B Ordinary Shares") held of record by the Reporting Person.

On April 25, 2025, the Issuer and certain selling shareholders, including the Reporting Person, closed an underwritten secondary public offering of an aggregate of 23,000,000 Class A Ordinary Shares at a price to the public of $22.50 per share (the "Secondary Offering"). In connection with the Secondary Offering, the Reporting Person converted 120,000,000 Class B Ordinary Shares into 12,000,000 Class A Ordinary Shares, and sold 10,190,316 Class A Ordinary Shares to the underwriters. This Amendment No. 1 to Schedule 13G relates to the Reporting Person's change in beneficial ownership relating to the Secondary Offering.
Percent of class: 27.1%. The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 221,390,294 Class A Ordinary Shares outstanding as of July 17, 2025 (but excluding treasury shares).
Sole power to vote or to direct the vote: 80,207,953
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 80,207,953
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Carsten Koerl: /s/ Carsten Koerl, Carsten Koerl (07/18/2025)